EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Shaw Group Inc.:

We consent to the incorporation by reference in the registration statements(No. 333-160557, 333-160556, and 333-115155) on Form S-8 of The Shaw Group Inc. and subsidiaries of our reports dated October 28, 2011, with respect to the consolidated balance sheets of The Shaw Group Inc. and subsidiaries as of August 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss),  shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2011, and the effectiveness of internal control over financial reporting as of August 31, 2011, which reports appear in the August 31, 2011 Annual Report on Form 10-K of The Shaw Group Inc. and subsidiaries.

/s/   KPMG LLP
Baton Rouge, Louisiana
October 28, 2011